Joanne R. Soslow

215.963.5262

jsoslow@morganlewis.com

January 24, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Attention:	John Reynolds
Assistant Director
Divisionof Corporation Finance

Re:	BMP Sunstone Corporation

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed on January 4, 2011

File No. 001-32980

Dear Mr. Reynolds:

On behalf of BMP Sunstone Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 20, 2011 to David Gao with respect to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Original Proxy Statement Amendment”).

Where indicated below, requested changes have been included in Amendment No. 2 to the Company’s Preliminary Proxy Statement (the “Revised Proxy Statement”), which is being filed contemporaneously with this response.

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments. All page references contained in this letter are to the pages of the Revised Proxy Statement, unless otherwise specified. Please note that any capitalized terms used, but not defined in this response letter have the meanings ascribed to them in the Revised Proxy Statement. We have sent to your attention via overnight mail three courtesy copies of this letter as filed via EDGAR.

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 24, 2011

The Merger, page 13

Background of the Merger, page 13

1.	We note your response to comment five of our letter December 21, 2010, and we reissue it in part. Please revise to identify the “certain assets” reference in the first paragraph of page 19, Party B’s “proposed revisions” on August 26, September 19, and September 30, 2010, and the “revised version of the merger agreement” on October 22, 2010.

Response: The Revised Proxy Statement identifies the items listed in addressed in the comment.

2.	We note your response to comment 10 of our letter dated December 21, 2010. Please revise to disclose the circumstances, including the individuals and communications, that led to the resumption of Sanofi’s discussions with you. It is unclear, for example, why you distributed confidential materials to them in April after the company withdrew its offer in February.

Response: The Revised Proxy Statement includes disclosure regarding the circumstances that led to the resumption of Sanofi’s discussions with the Company.

Opinion of Stephens, page 24

3.	We note your response to comment 19 of our letter dated December 21, 2010 and we reissue it. With a view to clarifying disclosure, advise us if and how the implied valuation multiples disclosed on page 26 were used to determine the fairness of the $10 per share offer by Sanofi.

Response: The Revised Proxy Statement clarifies how the implied valuation multiples were used to determine the fairness of Sanofi’s per shares offer.

4.	We note your response to comment 20 of our letter dated December 21, 2010 and we reissue it in part. Please revise to quantify the components used in both Stephens’s and PBC’s weighted average cost of capital used in their Discounted Cash Flow Analysis. Disclose the assumptions underlying the cost of equity and debt used for both opinions and the debt-to-equity ratio used by Stephens. Further, please revise to clarify the specific EBITDA multiples of the Company and certain comparable transactions used to calculate your 16.0x to 20.0x terminal multiples.

Response: The Revised Proxy Statement includes additional disclosure in the Opinion of Stephens and the Opinion of Philadelphia Brokerage Corporation addressing the comment above.

Opinion of Philadelphia Brokerage Corporation, page 30

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 24, 2011

5.	We note your response to comment 17 of our letter dated December 21, 2010, and we reissue it in part. Please revise the second bullet point on page 31 to clarify that the “financial forecasts” provided by management to PBC are the same as the management projections disclosed on pages 64 and 65.

Response: The Revised Proxy Statement clarifies that the “financial forecasts” provided to Philadelphia Brokerage Corporation were the management projections.

Intellectual Property Transfer Agreement, page 64

6.	We note your response to comment 28 of our letter dated December 21, 2010. Please clarify whether the prior agreement with Mr. Han to transfer certain trademarks and patents to Sunstone (Tangshan) Pharmaceutical Co., Ltd. upon his departure has been filed as a material agreement pursuant to Item 601 of Regulation S-K. If not, please file the prior agreement and the subsequent Intellectual Property Transfer Agreement or provide a more detailed analysis supporting a belief that these are not material.

Response: On January 24, 2011, the Company has amended its Current Report on Form 8-K filed with Securities and Exchange Commission on January 8, 2010 to include an Agreement dated January 7, 2010 between the Company and Zhiqiang Han and has amended its Current Report on From 8-K filed with the Securities and Exchange Commission on November 2, 2010 to include the Agreement on the transfer of Intellectual property dated October 28, 2010 among the Company, Zhiqiang Han, Sunstone (Tangshan) Pharmaceutical Co. Ltd. and Baishan China Co. Ltd.

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If you have any questions, please feel free to contact me at (215) 963-5262 or Thomas E. McFadden at (215) 963-5412.

Very truly yours,

/s/ Joanne R. Soslow
Joanne R. Soslow

enclosures

cc:	David Gao

Fred Powell

Thomas E. McFadden

January 24, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Attention:	John Reynolds
Assistant Director
Division of Corporation Finance

Re:	BMP Sunstone Corporation

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed on January 4, 2011

File No. 001-32980

Dear Mr. Reynolds:

In connection with your letter dated January 20, 2011 to David Gao, Chief Executive Officer of BMP Sunstone Corporation (the “Company”), with respect to the above referenced filings with the Securities and Exchange Commission (the “Commission”) by the Company, the Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely,

BMP SUNSTONE CORPORATION

By:	/s/ Fred M. Powell
Name:	Fred M. Powell
Title:	Chief Financial Officer